Exhibit 99.1

Gérard Mestrallet and Jean-François Cirelli

pursue value creation sharing with all employees

and forego their own 2008 stock options

GDF SUEZ, a company with 200,000 employees, that:

-	generates jobs, having hired 32,000 new employees throughout the world in 2008, 13,000 of whom in France,

-	is one of France’s largest investors, with over EUR 3 billion in investments in France in 2008.

This positive hiring and investment dynamic will continue in coming years (70,000 new hires in France during the next six years and some EUR 3 billion in investments on average in France for both 2009 and 2010),

-	receives no French government subsidies,

-	generated net income of EUR 6.5 billion in 2008,

-	will have paid EUR 4.7 billion in dividends to shareholders for 2008 performance; the French government holds 35% of the company’s share capital.

In order that GDF SUEZ Group employees benefit from these positive results and to share with employees and shareholders the value thus created, the GDF SUEZ Board of Directors has decided to implement a series of measures voted at the July 2008 Shareholders’ General Meeting.

The Board thus decided:

1. to attribute 4.4 million bonus shares to the Group’s 200,000 employees in France and throughout the world, per agreements reached with the company’s European labor unions. This is the third such distribution, following others in 2007 and 2008.

2. to attribute stock options and free shares to 8,000 Group employees, including Executives and two Board Directors.

Out of a sense of corporate solidarity, and to further the Group’s priority objective of sharing the benefits of value creation, Gérard Mestrallet and Jean-François Cirelli have decided to forego the

SIÈGE SOCIAL GDF SUEZ 22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France Tél : +33 (0)1 57 04 00 00 GDF SUEZ - SA AU CAPITAL de 2 193 643 820 EUROS - RCS PARIS 542 107 651 www.gdfsuez.com	Page 1 of 2

stock options that the Board of Directors had voted to attribute to them for the company’s 2008 results.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 200,000 people worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com